Exhibit 99.2

July 30, 2026

By EDGAR

Anfield Energy Inc.

2005 - 4390 Grange Street

Burnaby, British Columbia

Canada V5H 1P6

Anfield Energy Inc. (the “Company”) - Prospectus Supplement dated July 30, 2026 (the “Prospectus Supplement”) to the Form F-10 Registration Statement of the Company dated October 24, 2025, as amended on November 3, 2025 and November 17, 2025

Dear Sirs/Mesdames:

We hereby consent to the reference to our firm name on the face of the Prospectus Supplement and under the headings “Legal Matters” and “Enforceability of Civil Liabilities” in the Prospectus Supplement of the Company filed pursuant to General Instruction II.L of Form F-10, which forms part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission.

Yours truly,

/s/ Cassels Brock & Blackwell LLP

Cassels Brock & Blackwell LLP

Park Place

666 Burrard Street, Suite 3100

Vancouver, BC, Canada V6C 2X8

604-691-6100/604-691-6120